FORM 52-109F1

CERTIFICATION OF INTERIM FILINGS

I,  André  Godin,  Vice-President,  Administration  and  Finance  of Neptune  Technologies  & BioressourcesInc., certifies that:

1.

I  have  reviewed  the  interim  filings  (as  this  term  is  defined  in  Regulation  52-109  respecting Certification  of  Disclosure  in  Issuers’  Annual  and  Interim  Filings)  of  Neptune  Technologies  & Bioressources Inc.  for the interim period ended August 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit  to  state  a  material  fact  required  to  be  stated  or  that  is  necessary  to  make  a  statement  not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based  on  my  knowledge,  the  interim  financial  statements  together  with  the  other  financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The  issuer’s  other  certifying  officers  and  I  are  responsible  for  establishing  and  maintaining disclosure  controls  and  procedures  and  internal  control  over  financial  reporting  for  the  issuer,  and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP;

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 20, 2005

/s/ André Godin

André Godin
Vice-President, Administration and Finance